SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fix Rate Series II Notes in a principal amount of USD 150,000,000, due 2020.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Fix Rate Series III Notes in a principal amount of USD 150,000,000, due 2020

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on July 20, 2012, will start the payment of the fourth installment of interests related to its Series II Notes issued on July 20, 2012.

Payment Agent:	The Bank of New York Mellon
Date of effective payment:	July 20, 2012
Number of service to be paid:	Fourth installment of interests.
Period comprised by the payment:	January 20, 2012/July 20, 2012.
Concept of payment:	Interests (100%).
Payment Currency:	USD (US Dollar)
Capital Outstanding:	USD 150,000,000
Annual Nominal Interest:	11.50%
Amount of interest being paid:	USD 8,625,000.00
Amortization coupon:	Not applicable.
Argentina Payment Agent	Banco Santander Río S.A.
Payment address:	Bartolomé Mitre 480, Buenos Aires, Argentina.

Interests will be paid to the people at whose name the Notes were registered as of July 5, 2012 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: July 19, 2012